Sticker dated November 14, 2008 to Prospectus dated October 27, 2008

The prospectus for Atlas Resources Public #18-2008 Program consists of this sticker, the prospectus dated October 27, 2008 and Cumulative Supplement No. 2 dated November 14, 2008. The supplement updates the status of the offering, including that the required minimum subscription proceeds were received, the status of the Program’s drilling permits for the Marcellus Shale formation in western Pennsylvania and revises a risk factor heading regarding the New Albany secondary area.

This sticker and Cumulative Supplement No. 2 form a part of, and must be accompanied or preceded by, the prospectus.

Atlas Resources Public #18-2008 Program

Cumulative Supplement No. 2
to the
Prospectus dated October 27, 2008

November 14, 2008

Status of the Offering
Atlas Resources Public #18-2008 Program is providing you with this supplement to update the prospectus as of the date of this supplement. This supplement forms a part of, and must be accompanied or preceded by, the prospectus. You should carefully review the prospectus and this supplement before subscribing for units.

On November 13, 2008, the required minimum subscription proceeds of $2 million were received in cleared funds in the amount of $2,997,300 from 40 investors. Escrow was broken and the subscription proceeds were paid from the escrow account to the partnership account. Thereafter, the partnership entered into the drilling and operating agreement with Atlas Resources, LLC as the general drilling contractor. Pursuant to the drilling and operating agreement, the partnership paid the subscription proceeds to Atlas Resources, LLC as the general drilling contractor to begin drilling the wells on its behalf.

Status of Marcellus Shale Drilling Permits
Permits have been obtained for 18 of the 28 wells currently proposed to be drilled in the Marcellus Shale primary area, which are disclosed in Appendix A - Information Regarding Currently Proposed Prospects for Atlas Resources Public #18-2008(A) L.P. in the prospectus. With respect to the other 10 wells that are proposed, permits for eight of the wells are currently in the application process and two wells are staked - in process, which is required before filing the drilling application. It has been the managing general partner’s recent experience that once an application is filed, it takes approximately 45 days to receive the permit. More importantly, drilling permits have been obtained for 35 additional wells in the Marcellus Shale area from which the managing general partner can choose well locations for the partnerships.

Revision to Risk Factor Heading
The following risk factor heading in “Risk Factors - Risks Related To The Partnerships’ Oil and Gas Operations” on page 13 of the prospectus:

“- The Managing General Partner Has Limited Experience in Drilling Horizontal Wells in North Central Tennessee, and Horizontal Wells are More Expensive and Difficult to Drill and Complete Than Vertical Wells.”

is being revised to read as follows:

“- The Managing General Partner Has Limited Experience in Drilling Horizontal Wells in North Central Tennessee and the New Albany Secondary Area in Indiana, and Horizontal Wells are More Expensive and Difficult to Drill and Complete Than Vertical Wells.”